21004965

ANNUAL ... ORT

FORM X-17A-5
PART III

...SION

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SEC Mail Processing

NOV 01 2021

Washington, DC

SEC FILE NUMBER

8- 41760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2020 (MM/DD/YY) AND ENDING 08/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTHOFF, CONE & HOLMSTEDT

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 BOTHELLO DRIVE, SUITE 345
(No. and Street)

WALNUT CREEK	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CELESTE MOYE (415) 672-0559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY RD., #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK HOLMSTEDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTHOFF, CONE & HOLMSTEDT, as of AUGUST 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

LEONARDO BOJORQUEZ
COMM.# 2271647
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires Dec. 17, 2022

10/21/21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTHOFF, CONE & HOLMSTEDT

Financial Statements and Supplementary Information

Year Ended August 31, 2021

With Independent Auditors' Report Thereon

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2021

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westhoff, Cone & Holmstedt (the Company) as of August 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S, federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

We have served the Company as auditor since 2008.

Walnut Creek, California
October 29, 2021

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2021

ASSETS

ASSETS:		
Cash and cash equivalents	$	341,643
Deposit with clearing broker-dealer		49,906
Short-term Certificate of Deposit		100,697
Remarketing fees receivable		36,542
Deferred income tax asset		66,170
Prepaid expenses and deposits		31,759
Furniture and equipment, net of accumulated depreciation of $55,824		1,843
Operating lease right-of-use asset		240,546
TOTAL ASSETS	$	869,106

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities	$	9,606
Deferred income tax liability		456
Operating lease liability		249,706
Paycheck Protection Program Loan Payable		148,057
Total liabilities		407,825
SHAREHOLDERS' EQUITY:		
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 13,869 shares		13,869
Retained earnings		447,412
Total shareholders' equity		461,281
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	869,106

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2021

REVENUE:	
Underwriting	$ 1,326,280
Advisory	417,500
Remarketing fees	85,760
Interest and dividends	262
SBA PPP loan forgiven	111,100
Total revenue	1,940,902
EXPENSES:	
Compensation and benefits	1,098,902
Deal and clearing expenses	431,711
Communications	13,596
Operating lease expenses	114,192
Other occupancy	25,475
Promotional and travel	50,107
Research	824
Regulatory	10,420
Professional services and other	62,570
Interest	593
Total expenses	1,808,390
INCOME BEFORE INCOME TAXES	132,512
INCOME TAX PROVISION:	
Current income tax provision - State	(800)
Deferred income tax provision	(8,058)
Total income tax provision	(8,858)
NET INCOME	$ 123,654

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2021

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	13,869	$ 13,869	$ 323,758	$ 337,627
NET INCOME	-	-	123,654	123,654
BALANCES, END OF YEAR	13,869	$ 13,869	$ 447,412	$ 461,281

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 123,654
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	2,366
Income taxes deferred	8,058
Changes in operating accounts:	
Receivables	3,760
Receivable from clearing broker-dealer	1,990
Prepaid expenses and deposits	(3,737)
Accounts payable and accrued liabilities	(69,125)
Decrease in right-of-use lease assets	88,931
Decrease in operating lease liabilities	(87,337)
Net cash provided by operating activities	68,560
CASH FLOWS FROM INVESTING ACTIVITIES:	
Reinvested interest income	(262)
Net cash used in investing activities	(262)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loan under the Paycheck Protection Program	148,057
Initial Paycheck Protection Loan Forgiven	(111,100)
Net cash provided by financing activities	36,957
NET INCREASE IN CASH AND CASH EQUIVALENTS	105,255
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	236,388
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 341,643
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 800
Interest paid	$ 593

See independent registered auditors' report and notes to these financial statements

1. ORGANIZATION AND OPERATION

Westhoff, Cone & Holmstedt (the "Company"), incorporated and commenced operations in California in October, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides public finance services, primarily underwriting, placement, and remarketing of municipal securities, as well as financial advisory services. Securities underwritten by the Company clear through a third-party broker on a "fully-disclosed" basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company has financial instruments whereby the fair market value of the instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The financial statements consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable, accrued expenses, and subordinated loans. The carrying value of the company's financial instruments generally approximate their fair values at August 31, 2021 due to the short maturity of these financial instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash, and have an original maturity of three months or less, to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Fixtures, and Equipment
Furniture, fixtures, and equipment with a cost in excess of $3,000 are capitalized and recorded at cost. Normal repairs and maintenance and expensed as incurred.

Depreciation and amortization is provided on a straight-line basis using estimated useful lives as follows:

Computers and equipment	5 years
Furniture	7 years
Leasehold improvements	Useful life of the improvement or life of the lease

Revenue Recognition
Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting or placement fees at the time the underwriting or placement is completed and the income is reasonably determinable. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions, satisfying the performance obligation, as there are no significant actions which the Company needs to take subsequent to this date, and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are expensed at the time the related revenues are recorded, as applicable. In the event that the transactions are not completed and the securities are not issued, the Company immediately expenses these costs.

Remarketing fees are billed quarterly and are based on a percentage of the fair value of variable-rate, municipal bonds remarketed, net of fees paid to the distributor.

Advisory Fees are billed and recorded at the time they are earned, on a per contract basis, as each performance obligation is satisfied in accordance with ASC 606.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended August 31, 2021 was $34,297.

Operating Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for lease expenses. The Company adopted ASU 2016-02 prospectively on March 1, 2019, at the signing of an amended office lease agreement. The Operating leases are recorded on the balance sheet using a discount rate of 1% above the US Prime Lending Rate at the time of the lease. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet. The Company currently has no short-term lease commitments.

Recent accounting pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company adopted the provisions of this guidance on September 1, 2020. ASU 2018-13 had no significant effect on the financials or disclosures.

3. INCOME TAXES

The following is a summary of income taxes for the year ended August 31, 2021:

	Federal	State	Total
Net income before provision for income taxes	$ 132,512	$ 132,512	
Adjustments:			
Limitation on Meals and Entertainment	3,486	3,288	
Depreciation	2,366	1,658	
Non-deductible life insurance	2,620	2,620	
Penalties	107	107	
Contributions deferred by income limitation	1,350	(1,715)	-
Paycheck Protection Loan proceeds	(111,100)	(111,100)	
California tax paid	-	800	
Taxable Income	$ 31,341	$ 28,170	
Current income tax provision (paid)	0	$ 800	$ 800
Deferred income tax provision			$ 8,058
Deferred tax asset	$ 47,439	$ 18,730	$ 66,170
Deferred tax liability	$ 387	$ 69	$ 456
NOL Carryforward to 2021	$ 225,902	$ 211,880	

Federal and state income tax net operating loss (NOL) carryforwards do not expire therefore no valuation allowance was provided on the deferred tax assets relating to them.

Generally, Federal, State, and Local authorities may examine the Company's tax returns for three years from the date of filing. The current and prior three years remain subject to examination as of August 31, 2021.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related ratio to aggregate indebtedness may fluctuate on a daily basis. At August 31, 2021, the Company had net capital of $372,327, which was $272,327 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities, and will not otherwise hold funds or securities of customers.

6. LEASE COMMITMENTS

The Company entered into an operating lease agreement for office space for a 60 month term, commencing March 1, 2019. The Right-of-Use Asset for the lease at August 31, 2021 was $236,194, and the Lease Liability was $245,354. Operating lease expense for this lease for the year ended August 31, 2021 was $102,386 and included additional Common Area Maintenance rebates of $955. The lease is recorded at a discount rate of 6.5%

The Company entered into an operating lease agreement for equipment for a 36 month term, commencing August 1, 2019. The Right-of-use asset for the lease at August 31, 2021 was $4,352, and the Lease Liability was $4,352. Operating lease expense for this lease for the year ended August 31, 2021 was $5,496. The lease is recorded at a discount rate of 6.5%

Maturities of lease liabilities were as follows:

Year Ended August 31	Minimum Lease Commitment
2022	$ 109,284
2023	107,944
Thereafter	54,770
Total lease payments	$ 271,998
Less imputed interest	(21,586)
Total	$ 250,412

7. UNDERWRITING COMMITMENTS

Westhoff, Cone & Holmstedt maintains no bond inventory and does not underwrite any transactions without firm purchase orders from FINRA registered broker/dealers or Section 144A Qualified Institutional Purchasers as defined in Rule 144A of the Securities Act of 1933 as amended. Management believes there are no current or future commitments or contingencies with regard to underwriting revenues or contracts.

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

9. PENSION PLAN

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2021 the Company chose not to make a contribution to the profit-sharing plan.

10. SUBSEQUENT EVENTS

In February, 2021 the Company applied for and was granted a $148,057 loan under the second round of the Paycheck Protection Program (PPP) created as part of the relief efforts related to COVID-19 and administered by the Small Business Administration (SBA). The loan was forgiven in October, 2021.

In September, 2021, Westhoff, Cone and Holmstedt executed a Variable Rate Remarketing Services Agreement with another investment bank, Piper Sandler & Co. (Piper), whereby Piper assumes the rights and obligations of the Company's existing remarketing agreements, subject to obtaining approval from existing customers. The Company expects to complete the appropriate paperwork prior to December 31, 2021, and concurrently discontinue broker-dealer operations, including the termination of its FINRA registration. Management will continue operating Westhoff, Cone & Holmstedt as an investment company, independent of Piper.

10. SUBSEQUENT EVENTS (Continued)

In addition, Piper has executed employment contracts with all former Westhoff, Cone & Holmstedt employees as of September 15, 2021 and assumed its office and equipment leases, which included reimbursing the Company for its lease deposit. The Company retained all cash and other assets. Management believes that the successor operation will generate income to utilize all net operating loss carry-forwards and, as such, no allowance against deferred tax assets is deemed necessary.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2021

Shareholders' equity		$ 461,281
Add: Deductions and allowable credits		
Expenses reported under Paycheck Protection Plan forgiveness		148,057
Less: Non-allowable assets and charges against net capital:		
Remarketing Fees receivable after 30 Days	$ 36,542	
Short-Term Certificate of Deposit	100,697	
Deferred income taxes	66,170	
Prepaids and deposits	31,759	
Furniture and equipment, net	1,843	
		237,011
Net capital, as defined		$ 372,327 (A)
Aggregate indebtedness:		
Total liabilities	$ 407,825	
Less: deferred income tax liabiity	(456)	
Less: Operating Lease Obligations	(240,546)	
Less: Loan payable under the Paycheck Protection Program	(148,057)	
		$ 18,766 (B)
Percentage of aggregate indebtedness to net capital (B/A)		5.04%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 1,251
Minimum dollar net capital requirement of reporting broker or dealer		$ 100,000
Net Capital requirement (greater of above two minimum requirement amounts)		$ 100,000
Net capital in excess of required minimum		$ 272,327
Excess net capital at 120% of requirement		$ 252,327

WESTHOFF, CONE & HOLMSTEDT
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3
For the Year Ended August 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all customer transactions through another broker-dealer on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this rule.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westhoff, Cone & Holmstedt (the Company) identified the following provision of 17 C.F.R. ξ 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. ξ 240.15c3-3: (2) (ii) (the exemption provisions) and (2) Westhoff, Cone & Holmstedt stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 29, 2021

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

For the Fiscal Year ended August 31, 2021

Westhoff, Cone & Holmstedt (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c.3-3 under the provisions of 17 C.F.R. §240.15c.3-3(k)(2)(ii) because all customer transactions cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the fiscal year ended August 31, 2021 without exception.

Westhoff, Cone & Holmstedt

I, Mark Holmstedt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

President

October 21, 2021

1777 Botelho Drive, Suite 345
Walnut Creek, California 94596
Telephone: 925 472 8740

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have performed the procedures in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Westhoff, Cone & Holmstedt (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended August 31, 2021. Company management is responsible for its SIPC7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended August 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended August 31, 2021, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion or conclusion, respectively, on Company compliance with the applicable

instructions of the Form SIPC-7 for the year ended August 31. 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Westhoff, Cone & Holmstedt and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, CA
October 29, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ________________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-41760 FINRA AUG 11/09/1989

WESTHOFF, CONE & HOLMSTEDT
1777 BOTHELO DRIVE, SUITE 345
WALNUT CREEK, CA 94596-5041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Celeste Moye 415-672-0559

2. A.	General Assessment (item 2e from page 2)	$ 2,127
B.	Less payment made with SIPC-6 filed (**exclude interest**) 4/21/21 Date Paid	(1,745)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	382
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 382

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $________________

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WESTHOFF, CONE & HOLMSTEDT
(Name of Corporation, Partnership or other organization)

Celeste Moye
(Authorized Signature)

FINOP
(Title)

Dated the 21st day of OCTOBER, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 09/01/2020
and ending 08/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,940,902
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	411,765
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Payroll Protection Loan Proceeds (Deductions in excess of $100,000 require documentation)	111,100
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 262	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	262
Total deductions	523,127
2d. SIPC Net Operating Revenues	$ 1,417,775
2e. General Assessment @ .0015	$ 2,127

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